UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2011

Commission File Number: 000-51116

Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre

No. 18, XibaheXili, Chaoyang District,

Beijing 100020, People’s Republic of China

Fax number: +86 10 57586898

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Announces Repurchase Program

BEIJING, China, December 30, 2011, 2011/Xinhua-PRNewswire/ — Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company”, Nasdaq: KUTV), a leading internet television company in China, today announced that its Board of Directors have authorized the Company to repurchase up to an aggregate of $3.2 million of its outstanding American Depositary Shares (“ADSs”) from time to time following the date hereof, based on market conditions. The repurchases may be effected through open market purchase or block trades, including the use of derivative instruments. The repurchase will be financed totally out of the Company’s cash balance.

“This share repurchase program reflects our confidence in the future outlook of our business and the Company’s long-term value,” said Jeff Shi, CEO of Ku6 Media.

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (Nasdaq: KUTV) is a leading internet television company in China. Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides video information services and entertainment in China.

As a leading online video portal, www.ku6.com provides a video platform for sharing and watching user-generated content. It also provides online video reports and other interactive entertainment programs for its users. For more information about Ku6 Media, please visit http://ir.ku6.com.

For more information, please contact:

Ms. Shuangyu Liu

Acting Investor Relations Manager

Telephone +86 10 5758 6814

ir@ku6.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

By:	/s/ Tony Shen
Name: Tony Shen
Title: CFO

Date: December 30, 2011

3